July 31, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karen Ubell

Re:	Rosetta Genomics Ltd. Registration Statement on Form F-1 File No. 333-182329

Dear Ms. Ubell:

With respect to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Rosetta Genomics Ltd. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Thursday, August 2, 2012 at 5:00 p.m., or as soon as practicable thereafter.

In connection with the foregoing request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated. Please call Brian P. Keane of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 348-3093 with any comments or questions regarding the Registration Statement.

Very truly yours,

/s/ Kenneth A. Berlin

Kenneth A. Berlin
CEO and President